TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 14)

RF Micro Devices, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

749941 10 0

(CUSIP Number)

William B. Lawrence
TRW Inc.
1900 Richmond Road, 3E
Cleveland, Ohio 44124
(216) 291-7230

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2001

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

(Continued on following pages)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)		
	TRW Inc. ("TRW"), I.D. #34-0575430		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ___
			(b) ___
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
	WC, OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		___
6	CITIZENSHIP OR PLACE OF ORGANIZATION		
	Ohio		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	23,501,896
	8	SHARED VOTING POWER	_____
	9	SOLE DISPOSITIVE POWER	21,501,896
	10	SHARED DISPOSITIVE POWER	2,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	
	23,501,896	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	_____
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	
	14.5 percent	
14	TYPE OF REPORTING PERSON	
	CO	

*These shares are the subject of a series of agreements between TRW Inc. and Goldman, Sachs & Co. pursuant to which TRW has pledged 2,000,000 shares as collateral to secure its obligations under the agreements. The agreements are described at Item 6 of Amendment No. 13 to Schedule 13D.

This Amendment No. 14 on Schedule 13D amends the beneficial ownership statement initially filed on February 12, 1998 on Schedule 13G, as amended by Amendment No. 1 on Schedule 13D filed on June 29, 1998, Amendment No. 2 on Schedule 13D filed on September 18, 1998, Amendment No. 3 on Schedule 13D filed on February 3, 1999, Amendment No. 4 on Schedule 13D filed on April 29, 1999, Amendment No. 5 on Schedule 13D filed on June 1, 1999, Amendment No. 6 on Schedule 13D filed on June 9, 1999, Amendment No. 7 on Schedule 13D filed on October 5, 1999, Amendment No. 8 on Schedule 13D filed on October 12, 1999, Amendment No. 9 on Schedule 13D filed on November 18, 1999, Amendment No. 10 on Schedule 13D filed on December 7, 1999, Amendment No. 11 on Schedule 13D filed on January 4, 2000, Amendment No. 12 on Schedule 13D filed on January 25, 2000 and Amendment No. 13 on Schedule 13D filed on February 15, 2000 (collectively, the "Schedule 13D"), pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation ("TRW"). This statement is being filed to reflect TRW's acquisition of 500,000 shares of common stock, no par value ("Common Stock"), of RF Micro Devices, Inc. ("RFMD"), upon the exercise of a warrant granted to TRW on November 15, 1999 ("Warrant No. 99-1"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

Item 2. Identity and Background.

Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are amended by deleting them in their entirety and replacing them with the following:

(a) - (c), (f) This statement is filed on behalf of TRW Inc. ("TRW"), an Ohio corporation, with its principal business address at 1900 Richmond Road, Cleveland, Ohio 44124. TRW is an international company that provides advanced technology products and services. The principal businesses of TRW and its subsidiaries are the design, manufacture and sale of products and the performance of systems engineering, research and technical services for industry and the United States Government in the automotive and aerospace and information systems markets. Attached and incorporated herein by reference is Schedule A, which sets forth certain information concerning the directors and executive officers of TRW.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following to the disclosure contained therein:

TRW exercised Warrant No. 99-1 on January 4, 2001. Pursuant to terms of Warrant No. 99-1, TRW acquired 500,000 shares of Common Stock at a purchase price of $20.0015625 per share for an aggregate purchase price of $10,000,781.25 in cash. The funds for such purchase were generated from the issuance of commercial paper.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended by deleting them in their entirety and replacing them with the following:

(a) TRW beneficially owns 23,501,896 shares of Common Stock. The number of shares of Common Stock beneficially owned by TRW represents 14.5 percent of the 162,225,454 shares of Common Stock outstanding as of October 31, 2000. The Directors and executive officers of TRW disclaim beneficial ownership of these shares.

(b) TRW has sole voting power with respect to 23,501,896 shares. TRW has sole dispositive power with respect to 21,501,896 shares. The remaining 2,000,000 shares beneficially owned by TRW have been pledged as collateral to secure TRW's obligations under a series of agreements between TRW and Goldman, Sachs & Co. ("GS&Co."). See Item 6 of Amendment No. 13 to this Schedule 13D for a description of these agreements.

(c) On January 4, 2001, TRW acquired 500,000 shares of Common Stock upon the exercise of Warrant No. 99-1 at an exercise price of $20.0015625 per share. Except for the foregoing, no transactions have been effected in the Common Stock by TRW or, to the best knowledge of TRW, by its directors and executive officers within the past 60 days.

<center>SIGNATURES</center>

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2001

<center>TRW INC.</center>

By: /s/ Kathleen A. Weigand
              Kathleen A. Weigand
              Vice President, Assistant General
              Counsel and Assistant Secretary

<center>(Page 5 of 7 Pages)</center>

The name and present principal occupation or employment of each director and executive officer of TRW and certain other information are set forth below. The business address of each such director and executive officer is 1900 Richmond Road, Cleveland, Ohio 44124. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with TRW. All directors and executive officers listed below are citizens of the United States, except that Lord Hollick and Messrs. Maciver and Plant are each citizens of England and Mr. Pfannschmidt is a citizen of Germany.

Name	Present Principal Occupation or Employment
Michael H. Armacost	Director of TRW and President of the Brookings Institution.
David M. Cote	Director, President and Chief Operating Officer.
Martin Feldstein	Director of TRW, Professor of Economics at Harvard University, and President and Chief Executive Officer of the National Bureau of Economic Research.
Robert M. Gates	Director of TRW, consultant, author and lecturer, and Dean of George Bush School of Government and Public Service, Texas A&M University.
Joseph T. Gorman	Director, Chairman of the Board and Chief Executive Officer.
George H. Heilmeier	Director of TRW and Chairman Emeritus of Telcordia Technologies (formerly Bellcore).
Clive R. Hollick	Director of TRW and Director and Chief Executive of United News & Media plc.
Karen N. Horn	Director of TRW, Managing Director of Marsh Inc. and President, Marsh Private Client Services International of Marsh Inc.
David B. Lewis	Director of TRW and Chairman of the Board of Lewis & Munday, a Detroit law firm.
Lynn M. Martin	Director of TRW, consultant and lecturer.
John D. Ong	Director of TRW and Chairman Emeritus of The BFGoodrich Company.
Richard W. Pogue	Director of TRW and senior advisor to Dix & Eaton, a public relations firm.

(Page 6 of 7 Pages)

Name	Present Principal Occupation or Employment
Timothy W. Hannemann	Executive Vice President and General Manager, TRW Space & Electronics Group.
Howard V. Knicely	Executive Vice President, Human Resources & Communications.
William B. Lawrence	Executive Vice President, General Counsel & Secretary.
William K. Maciver	Executive Vice President and General Manager, TRW Aeronautical Systems Group.
Carl G. Miller	Executive Vice President & Chief Financial Officer.
Philip A. Odeen	Executive Vice President, TRW Washington Operations.
Heinz Pfannschmidt	Executive Vice President and General Manager, TRW Automotive Electronics.
John C. Plant	Executive Vice President and General Manager, TRW Chassis Systems.
James F. Smith	Executive Vice President and General Manager, TRW Occupant Safety Systems.
Peter Staudhammer	Vice President, Science & Technology.
Donald C. Winter	Executive Vice President and General Manager, TRW Systems & Information Technology Group.

(Page 7 of 7 Pages)